DIRECT DIAL	SKADDEN, ARPS, SLATE, MEAGHER & FLOM	AFFILIATE OFFICES

+852 3740 4863

    DIRECT FAX

+852 3910 4863

    EMAIL ADDRESS

JULIE.GAO@SKADDEN.COM

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI^

GEOFFREY CHAN*

CHI T. STEVE KWOK*

EDWARD H.P. LAM◆*

HAIPING LI*

RORY MCALPINE◆

CLIVE W. ROUGH◆

JONATHAN B. STONE*

^ (ALSO ADMITTED IN CALIFORNIA)

BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO
42/F, EDINBURGH TOWER, THE LANDMARK
15 QUEEN’S ROAD CENTRAL, HONG KONG

TEL: (852) 3740-4700
FAX: (852) 3740-4727
www.skadden.com

◆ (ALSO ADMITTED IN ENGLAND & WALES)
* (ALSO ADMITTED IN NEW YORK)
March 14, 2018 REGISTERED FOREIGN LAWYERS
Z. JULIE GAO (CALIFORNIA)
BRADLEY A. KLEIN (ILLINOIS)

VIA EDGAR

Mail Stop 3561

Mr. Justin Dobbie

Mr. J. Nolan McWilliams

Mr. Abe Friedman

Ms. Theresa Brillant

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	iQIYI, Inc. (CIK No. 0001722608)

Registration Statement on Form F-1

Dear Mr. Dobbie, Mr. McWilliams, Mr. Friedman, and Ms. Brillant:

This letter sets forth the response of our client, iQIYI, Inc., a company organized under the laws of the Cayman Islands (the “Company”) to the comment contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 13, 2018. The Staff’s comment is repeated below in bold and is followed by the Company’s response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Company’s registration statement on Form F-1 (the “Registration Statement”) filed with the Commission on February 27, 2018.

The Company plans to file an amendment to the Registration Statement (the “Revised Registration Statement”) containing the estimated price range, the offering size and the proposed additional disclosure described below on March 16, 2018. The Company would appreciate the Staff’s continued support and assistance to meet this timeline.

U.S. Securities and Exchange Commission

March 14, 2018

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-37

1.	You state that you have preliminarily assessed the impact the new revenue recognition guidance in Topic 606 will have on your consolidated financial statements including but not limited to presentation of sales tax. Please revise to provide a qualitative discussion of the potential impact that this standard will have on your financial statements when adopted, specifically any impact expected to your primary sources of revenue, if applicable. In this regard, include a description of the effects of the standard that you expect to apply and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 will have on your results, please also disclose such amounts.

In response to the Staff’s comment, the Company proposes to supplement Recent Accounting Pronouncements in the Revised Registration Statement by adding the following disclosure:

“The Group will be adopting the new standard effective on January 1, 2018, using the modified retrospective method. The cumulative effect of initially applying the new standard will be recognized on the day of initial application and prior periods will not be retrospectively adjusted.

The Group is in the process of finalizing its assessment of the impact of the new revenue standard on its primary sources of revenues, as well as the design and implementation of relevant controls to the Group’s financial reporting process. The Group has not completed its determination of the quantitative impact of adoption.

The Group is expecting the new revenue standard to have the following impact with respect to its primary sources of revenues:

•	The Group’s revenues will be presented net of value-added tax collected on behalf of third parties, which are currently presented in cost of revenues.

•	The Group will use the fair value of the goods or services received when measuring the non-cash consideration for content distribution revenue earned through the exchange of online broadcasting rights with other online video broadcasting companies. The Group will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable. The order in determining the measurement of non-cash consideration is reversed under the current revenue standard.

U.S. Securities and Exchange Commission

March 14, 2018

The Group does not expect the new revenue standard to cause a material impact with respect to its membership revenues, online advertising services revenues or content distribution revenues, other than the presentation of value-added taxes and the measurement of non-cash consideration as discussed above.”

Such added disclosure will replace the following paragraph in the Registration Statement:

“The Group has preliminary assessed the impact of the new revenue standard and identified differences which may impact on the Group’s consolidated financial statements, including but not limited to presentation of sales tax. The Company will be adopting the new standard effective January 1, 2018, using the modified retrospective method. The cumulative effect of initially applying the guidance will be recognized at the date of initial application. The Company expects to present revenue net of VAT collected on behalf of third parties, which are currently presented in cost of revenues. This change in reporting will not impact earnings.”

U.S. Securities and Exchange Commission

March 14, 2018

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Hoffman Cheong, the audit engagement partner at Ernst & Young Hua Ming LLP, by telephone at +8610-5815-2388 or via email at Hoffman.Cheong@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Robin Yanhong Li, Chairman of the Board of Directors, iQIYI, Inc

Dr. Yu Gong, Chief Executive Officer, iQIYI, Inc.

Xiaodong Wang, Chief Financial Officer, iQIYI, Inc.

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Hoffman Cheong, Partner, Ernst & Young Hua Ming LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP

4